Exhibit 99.1

Polestar showcases innovation at inaugural Polestar Day

GOTHENBURG, SWEDEN – 9 November 2023. Polestar showcased innovation and a strong path forward at its inaugural Polestar Day. Held in Los Angeles, California, the event gathered key executives and innovations in front of an audience of customers, investors and press.

Thomas Ingenlath, Polestar CEO, says: “Polestar Day provides substantial insight into our products and the innovations we are working on together with global leaders in various fields to bring the best electric performance cars to market. We are progressing from having one car on the roads – Polestar 2 – to having three, with the ongoing launches of our two SUVs, Polestar 3 and Polestar 4. The coming months will be some of the most exciting our young company has ever seen.”

Polestar was joined at the event by executives from strategic partners including Bcomp, Göteborg Energi, Luminar, Mobileye and StoreDot.

Polestar’s full range of future models was exhibited together for the first time, including Polestar 3, Polestar 4, Polestar 5, Polestar Precept, the Polestar Electric Roadster Concept and Polestar Synergy. Guests were able to test drive the latest MY24 Polestar 2, as well as ride in Polestar 3 and Polestar 4 development prototypes with Polestar engineers and experts.

A series of announcement have been made:

1.	Polestar is initiating a pilot project and launching a Virtual Power Plant for vehicle-to-grid technology development with Polestar 3. Read here.

2.	Polestar is expanding its manufacturing footprint with Polestar 4 production to begin in South Korea in 2025. Read here.

3.	Mobileye and Luminar are joining forces to bring LiDAR to Polestar 4 to enable Mobileye Chauffeur autonomous driving functionality in the future. Read here.

4.	Polestar and StoreDot are collaborating on extreme fast charging technology and plan to demonstrate this at full scale in a Polestar 5 prototype in 2024. Read here.

The complete press kit can be found on the Polestar Press website.

Ends.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, future product offerings or partnership, the refreshed strategic plan, financial or operating metrics and statements regarding future needs for funding are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (65) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (20) Polestar’s ability to forecast demand for its vehicles; (21) Polestar’s ability to raise additional funding; (22) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (and (23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.